FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

For

EVOLVEX EQUITY FUND, LLC

A Colorado Limited Liability Company

I.R.S. EIN: 87-1153667

Evolvex Equity Fund, LLC

7491 Kline Drive

Arvada, CO 80005

Phone: 720-739-3009

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a statement by the management regarding the period of January 1, 2023 through June 30, 2023, as compared to the same period in 2022.

Overview

EvolveX Equity Fund, LLC (d/b/a Blue Fusion Equity Fund) (“the Company”) was organized in June 2021 in the State of Colorado. The primary business is the high-quality management of real estate investment funds. The Company’s strategy is to create funds that will primarily focus on short-term vacation rental properties in emerging markets throughout the United States and internationally .

Operating Results

Revenue/Net Loss from Operating Activities. For the 6-month periods ending June 30, 2022 and June 30, 2023, respectively, the net income for the Company decreased, from $-24,540.00 to -$290,067.12, representing a difference of $-265,527.12. For the same periods, the Company's net loss increased from $24,540.00 to $290.067.12, a difference of $265,527.12. These mirror the relative change in the Company’s operating expenses. These results are due primarily to the Company’s spending on marketing, fund commissions and management fees, accounting costs, software and travel, as the Company ramped up its financing activities and operations.

Financing Activities. For the 6-month period ending June 30, 2023, the Company received investments totaling $568,004.54, up from $4,000.00 for the period ending June 30, 2022, representing an increase of 564,004.54.

Salaries and benefits. Salaries and benefits for the 6-month periods ending June 30, 2022 and June 30, 2023, respectively, remained unchanged at $0.00, as there are no paid employees currently.

Liquidity and Capital Resources

As of June 30, 2023, the Company had cash of $1,097,558.84, and total assets of $1,234,433.09. On June 30, 2022, the Company had cash of $5,118.12 and total assets of $5,118.12. This represents an increase of $1,092,440.72 in cash and an increase of $1,229,314.97 in total assets.

Item 2.	OTHER INFORMATION

In August 2023, the Company closed on the acquisition of a 6-villa property in Samara, Costa Rica, which it expects will start producing cash flow for the fund.

There is no additional information required to be disclosed under Item 2 of the Form 1-SA.

Item 3.	FINANCIAL STATEMENTS

The following financial statements were prepared by the Company.

(UNAUDITED) Financial Statements of

EvolveX Equity Fund, LLC (d/b/a Blue Fusion Equity Fund)

For the Periods ending June 30, 2022 and June 30, 2023

EvolveX Equity Fund, LLC

Balance Sheet

For the Period Ending June 30, 2022 and June 30, 2023

	TOTAL
	For the Period Ending June 30, 2023	For the Period Ending June 30, 2022
ASSETS
Current Assets
Bank Accounts
EvolveX Equity Fund (4353) – 1	1,097,558.84	5,118.12
Total Bank Accounts	$1,097,558.84	$5,118.12
Accounts Receivable
Accounts Receivable (A/R)	924.64
Total Accounts Receivable	$924.64
Other Current Assets
Escrow Account	127,449.61
Total Other Current Assets	$127,449.61
Total Current Assets	$1,225,933.09	$5,118.12
Other Assets
Organization Costs	7,500.00	0.00
Security Deposits	1,000.00
Total Other Assets	$8,500.00	$0.00
TOTAL ASSETS	$1,234,433.09	$5,118.12
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Credit Cards
D. SCHLEY (5821) - 2	2,894.61
Total Credit Cards	$2,894.61
Total Current Liabilities
Long-Term Liabilities
Long-term loans from partners	0.00	0.00
Note Payable – Schley	3,791.88	70,950.00
Total Long-term loans from partners	3,791.88	70,950.00
Total Long-Term Liabilities	$3,791.99	$70,950.00
Total Liabilities	$6,686.49	$70,950.00
Equity
Opening balance equity	0.00	0.00
Partner investments	1,816,774.54	50.00
Retained Earnings	-298,960.82	-41,341.88
Net Income	-290,067.12	-24,540.00
Total Equity	$1,227,746.60	$-65,831.88
TOTAL LIABILITIES AND EQUITY	$1,234,433.09	$5,118.12

EvolveX Equity Fund, LLC

Statement of Cash Flows

For the Period Ending June 30, 2022 and June 30, 2023

	For the Period Ending June 30, 2023	For the Period Ending June 30, 2022
OPERATING ACTIVITIES
Net Income	$-290,067.12	$-24,540.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	0.00
Accounts Receivable	-490.36
Escrow Account	-127,449.61
D. SCHLEY (5821) - 2	-2,895.50
Long-term loans from partners: Note Payable – Schley		25,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-130,835.47	25,000.00
Net Cash provided by operating activities	$-420,902.59	$460.00
INVESTING ACTIVITIES
Organization Costs	-7,500.00
Security Deposits	-1,000.00
Net Cash provided by investing activities	$-8,500.00
FINANCING ACTIVITIES
Opening balance equity		0.00
Partner investments	568,004.54	4,000.00
Net cash provided by financing activities	$568,004.54	$4,000.00
NET CASH INCREASE FOR PERIOD	$138,601.95	$4,460.00
Cash at beginning of period	958,956.89	658.12
CASH AT END OF PERIOD	$1,097,558.84	$5,118.12

EvolveX Equity Fund

Profit and Loss Comparison

For the Period Ending June 30 2022 and June 30, 2023

	For the Period Ending June 30, 2023	For the Period Ending June 30, 2022
Income
Total Income
GROSS PROFIT	$0.00	$0.00
Expenses
Advertising and Marketing	2,790.00
Digital Marketing	80,335.09	12,500.00
PR/Marketing	57,653.98
Production/Graphic Design	64,478.71
Total Advertising and Marketing	205,257.78	12,500.00
Business Licenses	10.00
Commissions & fees
1% Management Fee	6,792.36
Broker-Dealer Fees	5,680.05	8,000.00
Total Commissions & fees	12,472.41	8,000.00
General business expenses
Bank Service Charges	377.00	40.00
Dues and Subscriptions	420.00
Total General business expenses	797.00	40.00
Legal and Accounting	4,000.00
Accounting Fees
Mac Accounting	700.00
Quickbooks	155.20
Tax Preparation	11,500.00	4,000.00
Total Accounting Fees	12,355.20	4,000.00
Total Legal and Accounting	12.355.20	4,000.00
Meals	223.52
Office Expenses Office Supplies
Software and Apps	18,759.32
Total Office Expenses	18,759.32
Property Acquisition Costs	12,710.00
Travel
Airfare	5,296.43
Hotels	2,674.79
Taxis or Shared Rides	869.31
Vehicle Rental	2,378.47
Total Travel	11,219.00
Travel Meals	15,945.37
Total Expenses	$289,749.60	$24,540.00
NET OPERATING INCOME	$-289,749.60	$-24,540.00
Other Expenses
Vehicle Expenses
Parking & Tolls	270.00
Vehicle Gas & Fuel	47.52
Total Vehicle Expenses	317.52
Total Other Expenses	$317.52	0.00
NET OTHER INCOME	$-317.52	0.00
NET INCOME	$-290,067.12	-24,540.00

Note A – Nature of Business and Organization

EvolveX Equity Fund, LLC (d/b/a Blue Fusion Equity Fund) (“the Company”) was organized in June 2021 in the State of Colorado. The primary business is the high-quality management of real estate investment funds. The Company’s strategy is to create funds that will primarily focus on short-term vacation rental properties in emerging markets throughout the United States and Internationally.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company under the laws of the State of Colorado and has elected to be treated as a partnership for federal tax reporting purposes. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the income is passed through to the members. Accordingly, no provision for income taxes has been made in the financial statements. The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2022. The Company’s tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company’s 2022 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Member’s Deficit

Member’s deficit consists of two classes of units, Class A units which are non-voting and Class B units have 1 vote per unit. At December 31, 2022  the Company had 50,000 Class A Units authorized and none  outstanding and the Company had 50,000 Class B Units authorized and outstanding.

Note D – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company’s financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note E – Subsequent Events

Management has assessed subsequent events through June 30, 2023, the date on which the financial statements were available to be issued.

ITEM 4.	EXHIBITS

Exhibit Index

Exhibit 2A: Certificate of Formation

Exhibit 2B: Operating Agreement

Exhibit 4: Subscription Agreement

Exhibit 8: Draft Escrow Agreement

Exhibit 11: Accountant’s Consent

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statements to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arvada, Colorado, on September 27, 2023.

ISSUER COMPANY LEGAL NAME AND ADDRESS:

EvolveX Equity Fund, LLC

7491 Kline Drive

Arvada, CO 80005

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

s/: Rodman Schley

Rodman Schley, Chief Executive Officer and Chief Financial Officer of the Company

Date: September 27, 2023

Location Signed: City of Arvada, CO